NEWALTA

08003136

SEC
Mail Processing
Section

MAY 30 2008

Washington, DC
101

May 21, 2008

Securities and Exchange Commission
Judiciary Plaza
450 - 5th Street, N.W.
Washington, D.C. 20549

Dear Sir or Madam:

Re: Newalta Income Fund (the "Fund")
File No. 82-34834
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following documents of the Fund:

1. Report of Voting Results;

2. Press Release dated May 14, 2008; and

3. Press Release dated May 15, 2008.

SUPPL

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Very truly yours,

NEWALTA CORPORATION,
as agent for and on behalf of
NEWALTA INCOME FUND

Signed by Vivian Zipchian
in the absence of:

Took Whiteley
Vice President and General Counsel

TBW/vz
Encl.

PROCESSED
JUN 12 2008
THOMSON REUTERS

dlw 6/11

NEWALTA CORPORATION
211 - 11 Avenue S.W.
Calgary, AB T2R 0C6

TEL 403.806.7000
FAX 403.806.7348
WEB www.newalta.com

NEWALTA INCOME FUND

Annual and Special Meeting of the Unitholders

May 13, 2008

REPORT OF VOTING RESULTS

National Instrument 51-102 – Continuous Disclosure Obligations - Section 11.3

Business		Outcome of Vote
1.	The appointment of Deloitte & Touche LLP, Chartered Accountants, as auditors of Newalta Income Fund to hold office until the next annual meeting.	Carried
2.	The election of the following nominees as trustees of Newalta Income Fund for the ensuing year or until their successors are elected or appointed: Alan P. Cadotte Robert M. MacDonald R. Vance Milligan, Q.C. Felix Pardo R.H. (Dick) Pinder Gordon E. Pridham Clayton H. Riddell Ronald L. Sifton Barry D. Stewart	Carried
3.	The approval and adoption of the Unitholder Rights Plan.	Carried

NEWALTA

NEWS RELEASE
For Immediate Release
TSX Trading Symbol: NAL.UN

Newalta Income Fund Adopts Unitholder Rights Plan

CALGARY, Alberta, Canada, May 14, 2008 – Newalta Income Fund (the "Fund") announces that at its annual and special meeting held on May 13, 2008 unitholders of the Fund approved by an overwhelming majority the adoption by the Fund of a unitholder rights plan (the "Plan"). Details regarding the Plan are set forth in the management proxy circular of the Fund dated March 19, 2008, a copy of which has been filed and is available from the SEDAR website at www.sedar.com.

The objectives of the Plan are to ensure, to the extent possible, that all unitholders are treated equally and fairly in connection with any take-over bid or similar proposal to acquire trust units of the Fund. The Plan was not adopted in response to, or in anticipation of, any known proposal to acquire control of the Fund.

The plan has been implemented and is effective immediately pursuant to the terms and conditions of a Unitholder Rights Plan Agreement between the Fund and Valiant Trust Company, as rights agent. The complete text of this agreement will be filed and available from the SEDAR website at www.sedar.com.

Newalta Income Fund is the largest Canadian industrial waste management and environmental services provider and focuses on maximizing the value inherent in industrial waste through the recovery of saleable products and recycling. It also provides environmentally sound disposal of solid, non-hazardous industrial waste. With talented people and a national network of facilities, Newalta serves customers in the automotive, forestry, manufacturing, mining, oil and gas, lead, petrochemical, pulp and paper, steel and transportation service industries. Providing solid investor returns, exceptional customer service, safe operations and environmental stewardship has enabled Newalta to expand into new service sectors and geographic markets. Newalta Income Fund's units trade on the TSX as NAL.UN. For more information, visit www.newalta.com.

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For further information, please contact:

Anne M. MacMicken
Director, Investor Relations
(403) 806-7019
www.newalta.com

File No. 82-34834

NEWALTA

NEWS RELEASE
For Immediate Release:
TSX Trading Symbol: NAL.UN

Newalta Income Fund Announces May Distribution

CALGARY, Alberta, Canada, May 15, 2008 – Newalta Income Fund ("Newalta") (TSX:NAL.UN) today announced that it has declared a cash distribution of 18.5 cents per trust unit for the month of May 2008, payable on June 16, 2008, to all unitholders of record on May 30, 2008. The ex-distribution date is May 28, 2008.

To the extent that any portion of these distributions is designated as dividends paid by Newalta, that portion is designated to be an "eligible dividend" pursuant to subsection 89(14) of the Income Tax Act (Canada) and corresponding provincial legislation.

Newalta's DRIP provides eligible unitholders with the opportunity to reinvest their monthly distribution to acquire additional trust units at a purchase price equal to 95% of the average market price. The deadline for completing and delivering enrollment forms to Valiant Trust Company is 3:00 pm (MST) on the business day immediately preceding the record date.

Based on the May 15, 2008 closing price of $20.40 per trust unit, the May distribution represents an annualized cash-on-cash yield of approximately 10.9%.

Newalta Income Fund is Canada's largest industrial waste management and environmental services provider and focuses on maximizing the value inherent in industrial waste through the recovery of saleable products and recycling. It also provides environmentally sound disposal of solid, non-hazardous industrial waste. With talented people and a national network of facilities, Newalta serves customers in the automotive, forestry, lead, manufacturing, mining, oil and gas, petrochemical, pulp and paper, refining, steel and transportation service industries. Providing solid investor returns, exceptional customer service, safe operations and environmental stewardship has enabled Newalta to expand into new service sectors and geographic markets. Newalta Income Fund's units trade on the TSX as NAL.UN. For more information, visit www.newalta.com.

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For further information, please contact:

Anne M. MacMicken
Director, Investor Relations
Phone: (403) 806-7019

END